

July 23, 2020

Paul Rouse
Chief Financial Officer
Thryv Holdings, Inc.
2200 West Airfield Drive
P.O. Box 619810
DFW Airport, Texas 75261

> **Re: Thryv Holdings, Inc.**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form S-1**
> **June 23, 2020**
> **CIK No. 0001556739**

Dear Mr. Rouse:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted on June 23, 2020

Recent Developments, page 53

1. Please revise this section to provide updated disclosure about the material effects on your business as a result of the COVID-19 pandemic, considering more time has elapsed since providing your March 31 results. In addition, consider whether any updates to risk disclosure are warranted in light of current market events related to COVID-19. Please refer to CF Disclosure Guidance Topics 9 and 9A.

Our clients say it best, page 95

2.   Please confirm that you have received consents to the inclusion of the quotes included in this section. In addition, please disclose whether any of these individuals were compensated for their testimonials.

Stock Repurchases, page 127

3.   We note that you repurchased stock from Grosvnor Capital Management in June 2020. Please provide additional detail about the repurchase, including your reasons for repurchasing the stock at this time and whether you also offered to repurchase shares held by other stockholders.

Plan of Distribution, page 146

4.   We note your response to prior coment 2. Please provide additional clarification about the contact that you and your financial advisor expect to have with Registered Stockholders, existing stockholders or potential investors regarding their interest in buying or selling your common shares. Specifically, please tell us the following:

- Will the virtual live presentation with questions and answers be considered a part of Investor Day? Will the recording of the presentation be made publicly available online and free of charge? Who will be able to submit questions during the question and answer session?

- What will the "additional investor education activities" consist of? In this regard, we note that these activities are not specified in your response to prior comment 2. Please advise.

- If your "additional investor education activities" include "possible follow-up individual meetings with investors" during the period prior to the effective date and the restricted period, how will you determine who receives individual meetings? In addition, please tell us whether you expect these individual meetings to cover topics which are not included in Investor Day and your other additional investor education activities.

- Will the "additional investor education activities" be treated as an electronic roadshow, and made available online like the Investor Day presentation?

- Will the company remove from its website prior to completion of the distribution all or some of the electronic roadshow materials made publicly available on its website in accordance with Rule 433 of the Securities Act? In this regard, we note that your response letter does not appear to specify how soon after Investor Day the electronic roadshow materials will be made publicly available on your website and how long the electronic road show materials will remain available on the website.

5.   We acknowledge your response to prior comment 6 in which you state that if the controlling stockholder elects not to participate in any sales sufficient liquidity may still be generated by the remaining shares held by non-affiliated holders. Explain whether the scenario you describe presumes that non-affiliated holders elect to sell all or a significant portion of their shares in connection with this listing. Also, revise your disclosure to disclose the risks of failing to generate liquidity sufficient to determine that a reasonable amount of volume has crossed, if your controlling stockholder declines to participate.

6.   Similarly, with regard to prior comment 10, please revise your disclosure to clearly state that the lower the percentage of shares sold by non-affiliated holders in the listing, the greater the ability of the controlling stockholder to establish a price floor, even if acting in good faith.

7.   Please provide us with copies of your agreement(s) with your financial advisors. Please coordinate with the staff members identified in this letter to discuss how to arrange for receupt of such agreement(s).

     You may contact a Tony Watson at 202-551-3318 or Donna Di Silvio at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at 202-551-3314 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Corey Chivers, Esq.